Exhibit 99.1

CureVac Appoints Antony Blanc as Chief Business Officer and Chief Commercial Officer

TÜBINGEN, Germany/ BOSTON, USA – December 4, 2020 – CureVac N.V. (Nasdaq: CVAC), a global clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), announced today that Antony Blanc, PhD, has been appointed Chief Business Officer and Chief Commercial Officer of CureVac. In this role, he will be responsible for building the network of partnerships that will support the growth of CureVac, for developing the competitiveness and commercial relevance of the company´s programs in development and for building the commercial organization.

“We welcome Antony with his expertise and believe that he will be a great asset to the company,” said Jean Stéphenne, Chairman of the Supervisory Board of CureVac. “He combines expertise in science and business with specific knowledge in RNA research. This will further support the company’s efforts to develop mRNA-based medicines.”

“It is great timing that Antony is joining the executive board of CureVac now,” said Dr. Franz-Werner Haas, CEO of CureVac. “Antony will be an additional highly experienced team member and can further support our corporate business development agenda and growth of the company.”

Antony Blanc previously served biotech clients in Europe as an Associate Partner with McKinsey & Company. Between 2009 and 2017, he developed deep and broad cross-functional expertise in vaccines by serving in several senior roles at GSK Vaccines, including leading strategic marketing, strategic pricing, joint ventures and the integration of the Novartis Vaccines business unit. From 2000 to 2009, Blanc held leadership roles at several biotech companies, such as Chief Business Officer at Synosia and Head of Biopharma at Syngenta. He started his career at the strategy consulting firm McKinsey & Company in 1994, focusing on pharma and biotech. He holds a Ph.D. in Molecular Biology and a BS.c. in Biochemistry from McGill University in Montreal, Canada.

Antony is pleased to join CureVac and to work on mRNA, as mRNA was always special to him: “My Ph.D. thesis was about translational control of mRNA, and it is a wonderful twist of events that after all the experience I have been able to gather in consulting, biotech and vaccines, I am returning to mRNA.”

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the pre-fusion stabilized full-length spike protein of the SARS-CoV-2 virus. Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, mimicking the immune response after natural COVID-19 infection. The data support CureVac’s decision to advance a 12µg dose in its upcoming pivotal Phase 2b/3 study, which CureVac plans to initiate before the end of 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac

CureVac is a global clinical-stage biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project~~,~~” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.